Exhibit 4.5
DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our Second Amended Articles of Incorporation (the “Articles”) and our amended and restated bylaws (the “Bylaws”).

Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our Articles and Bylaws, forms of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

We effected a one-for-six reverse stock split in connection with our listing on the Nasdaq Global Select Market pursuant to which holders of our issued and outstanding common stock immediately prior to listing our common stock on Nasdaq Global Select Market had every six shares of our common stock reclassified as one share of our common stock. No fractional shares were issued. We refer to this as the “Reverse Stock Split”.

General

We are authorized to issue 171,666,666 shares of capital stock, $0.001 par value per share, of which 166,666,666 are designated as common stock (the “Common Stock”) and 5,000,000 are designated as preferred stock (the “Preferred Stock”).

Common Stock

As of July 25, 2023, there were 103,950,005 shares of our Common Stock issued and outstanding and we had (i) 15,792,688 shares reserved for issuance under the 2022 Incentive Plan, (ii) 1,359,229 shares reserved for issuance under the 2022 Non-Employee Director Stock Plan, (iii) 545,836 shares reserved for issuance under restricted stock unit awards to certain consultants and (iv) 4,965,432 shares in treasury.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of our Common Stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our Board od Directors (the “Board”) out of legally available funds.

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, subject to any rights of our Preferred Stock, or series of our Preferred Stock, to vote together as a single class.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding Preferred Stock.

Other Rights

Our Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Preferred Stock

We are authorized to issue 5,000,000 shares of Preferred Stock at $0.001 par value per share. As of the date hereof, 2,120,578 shares of Preferred Stock have been issued and retired, 0 shares of Preferred Stock are outstanding and 2,879,422 shares of Preferred Stock remain available and authorized for issuance.
Each series of Preferred Stock to be issued, if any, will have such number of shares, designations, preferences, powers and qualifications and special or relative rights or privileges as will be determined by our Board, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. The rights of the holders of our Common Stock will be subject

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to the rights of holders of any Preferred Stock outstanding and issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with the possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Terms

The specific terms of any Preferred Stock being offered will be described in the prospectus supplement relating to that Preferred Stock. The following summaries of the provisions of the Preferred Stock are subject to, and are qualified in their entirety by reference to, the certificate of designation relating to the particular class or series of Preferred Stock offered with that prospectus supplement for specific terms, including:

•the designation of the Preferred Stock;

•the number of shares of the Preferred Stock being offered, the liquidation preference per share and the offering price of the Preferred Stock;

•the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculating these items applicable to the Preferred Stock

•the place or places where dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the date from which dividends on the Preferred Stock will accumulate, if applicable;

•the procedures for any action and remarketing of the Preferred Stock;

•the provision of a sinking fund, if any, for the Preferred Stock;

•the provision for redemption, if applicable, of the Preferred Stock;

•any listing of the Preferred Stock on any securities exchange;

•the terms and conditions, if applicable, upon which the Preferred Stock will be convertible into or exchangeable for Common Stock, and whether at our option or the option of the holder;

•whether the Preferred Stock will rank senior or junior to or on a parity with any other class or series of Preferred Stock;

•the voting rights, if any, of the Preferred Stock;

•any other specific terms, preferences, rights, limitations or restrictions of the Preferred Stock; and

•a discussion of the United States federal income tax considerations applicable to the Preferred Stock.

Series E Preferred Stock

Our Board has created out of the authorized and available shares of our Preferred Stock, a series of convertible redeemable preferred stock, designated as the Series E Redeemable Preferred Stock (the “Series E Preferred Stock”). The following is a brief description of the terms of the Series E Preferred Stock. The Board has authorized the sale of up to 2,000,000 shares of Series E Preferred Stock. The Board may choose, in its sole discretion, to offer an additional 2,000,000 shares of Series E Preferred Stock for sale.

Dividend Rights

The holders of the Series E Preferred Stock shall be entitled to receive, and we shall pay, out of legally available funds, dividends on each share of Series E Preferred Stock at an annual rate of 8.0% of the Stated Value (as defined below). Dividends will be declared and accrued monthly. Such dividends shall be payable upon Board approval, which may not be monthly, out of legally available funds in cash or our Common Stock.

Liquidation Rights

Subject to the liquidation preference stated in the ranking section in the Certificate of Designations for the Series E Preferred Stock, Series E Preferred Stock will be entitled to be paid out of the funds and assets available for distribution, an amount per share equal to the “Stated Value,” or $25.00, plus an amount per share that is issuable as the result of accrued or unpaid Dividends. After payment to the holders of our Series E Preferred Stock, the remaining funds and assets available for distribution to our stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Redemption Rights
Each holder of shares of Series E Preferred Stock is entitled to redeem any portion of the outstanding Series E Preferred Stock held by such holder at any time in cash or our Common Stock. Additionally, we may redeem a share of Series E Preferred Stock at our option at any time from time to time upon not less than 10 calendar days written notice to the holders prior to the date fixed for redemption thereof, at a redemption price of 100% of the Stated Value of the shares of Series E Preferred Stock to be redeemed plus accrued but unpaid dividends.

Other Rights
Our Series E Preferred Stock has no preemptive rights, no voting rights and no sinking fund or conversion provisions.
Limitations on Liability and Indemnification Matters

Our Bylaws contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Nevada Revised Statute, or NRS.

Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability:

•for any breach of the director’s duty of loyalty to us or our stockholders;

•for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•under the NRS for the unlawful payment of dividends; or

•for any transaction from which the director derives an improper personal benefit.

Our Bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the NRS and allows us to indemnify other employees and agents as set forth in the NRS. Subject to certain limitations, our Bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We believe that provisions of our Bylaws are necessary to attract and retain qualified directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

The transfer agent and registrar for our Common Stock and our Series E Preferred Stock is Computershare Trust Company, N.A.. The transfer agent’s address and phone number is: 150 Royall Street, Canton, MA 02021, telephone number: (781) 575-2000.

Listing

Our common stock is presently quoted on The Nasdaq Global Select Market under the symbol “APLD.”